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                                                                       Exhibit 2


                       (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For immediate release
April 7, 2005

                       CANWEST APPOINTS NEW BOARD MEMBERS

WINNIPEG - David Drybrough, Interim Chairman of CanWest Global Communications Corp. today announced the appointment of Mr. Derek H. Burney, OC, of Ottawa and Ms. Lisa Pankratz, CA, CFA, of Vancouver, to the Board of Directors.

Mr. Burney, currently Chairman of the Board of New Brunswick Power, and a Board member of Quebecor World Inc. and Shell Canada Limited, is also Adjunct Professor and Senior Distinguished Fellow at Carleton University. Previously, Mr. Burney had an outstanding career in the public and private sectors, most recently serving as President and Chief Executive Officer of CAE Inc. Prior to that, Mr. Burney was Chairman and CEO of Bell Canada International Inc. From 1989 to 1993, Mr. Burney served as Canada's Ambassador to the United States of America. From March 1987 to January 1989, he served as Chief of Staff to the Prime Minister of Canada.

Ms. Pankratz, a Chartered Accountant, is President, Corporate Compliance Officer and a Director of Cundill Investment Research Ltd., a global investment counsel firm. Ms. Pankratz is also a Board Member and a member of the Audit Committee of The Insurance Corporation of British Columbia. Previously, Ms. Pankratz held senior executive positions with a number of companies, including Evans Forest Products Limited, and Bankers Trust (BT Bank of Canada). She began her career with Ernst and Young, where she served in Toronto and Australia.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.



For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com